[redacted]

13026427

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]NNUAL AUDITED REPORT
FORM X-[redacted]
PART [redacted]

SEC FILE NUMBER
8- 67396

FACING P[redacted]

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedge Alternatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 3150
(No. and Street)

New York, NY 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH ISELIN NJ 08830
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

[redacted]

OATH OR AFFIRMATION

I, Sean O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedge Alternatives LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

AMI SASSON
Notary Public, State of New York
No. 01SA6118400
Qualified in New York County
Commission Expires Nov. 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE ALTERNATIVES LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2008

WEDGE ALTERNATIVES LLC

TABLE OF CONTENTS

DECEMBER 31, 2008

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Wedge Alternatives LLC
New York, New York

We have audited the accompanying statement of financial condition of **Wedge Alternatives LLC** (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wedge Alternatives LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 17, 2009

WEDGE ALTERNATIVES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash	$ 45,369	
Receivable from affiliate	40,280	
Prepaid expenses	4,285	
Prepaid income taxes	8,600	
Equipment and furniture, net of accumulated depreciation of $3,748	3,308	
Security deposit	45,664	
Other assets	1,452	
Total assets		$148,958
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 11,008	
Deferred income taxes payable	8,600	
Total liabilities		19,608
Member's equity		129,350
Total liabilities and member's equity		$148,958

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Service fees		$526,334
Expenses:		
Employee compensation and benefits	$289,542	
Travel and entertainment	15,756	
Telephone	9,087	
Rent	74,720	
Consulting fees	29,966	
Professional fees	35,781	
Regulatory fees	1,493	
Office expenses	5,658	
Computer expenses	4,343	
Depreciation	1,811	
Other expenses	10,329	
Total expenses		478,486
Net income before incomes taxes		47,848
Provision for income taxes		14,910
Net income		$ 32,938

The accompany notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 57,490
Contributions	45,664
Withdrawals	(6,742)
Net income	32,938
Balance, December 31, 2008	$129,350

The accompany notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net income		$32,938
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,811	
Deferred income taxes payable	8,600	
Increase in cash flows as a result of changes in asset and liability account balances:		
Receivable from affiliate	(18,383)	
Prepaid expenses	(3,095)	
Prepaid income taxes	(8,600)	
Other assets	(1,452)	
Accounts payable and accrued expenses	(8,674)	
Income taxes payable	(9,052)	
Total adjustments		(38,845)
Net cash used in operating activities		(5,907)
INVESTING ACTIVITIES:		
Cash flows from investing activities:		
Acquisition of equipment and furniture, net	(2,953)	
Security deposit	(45,664)	
Net cash used in investing activities		(48,617)
FINANCING ACTIVITIES:		
Contributions	45,664	
Withdrawals	(6,742)	
Net cash provided by financing activities		38,922
Net change in cash		(15,602)
Cash, January 1, 2008		60,971
Cash, December 31, 2008		$45,369

The accompanying notes are an integral part of these financial statements.

1. Organization

Wedge Alternatives LLC (the "Company") is a Delaware limited liability company formed on February 22, 2006 and is wholly owned by Wedge Alternatives (USA) Inc. (the "Parent" or "Member"). On March 12, 2007, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's broker dealer activity is to provide private placements of securities. The Company also provides certain administrative services for Wedge Alternatives, Inc. (pursuant to a services agreement). Wedge Alternatives Inc. (a British Virgin Islands Corporation) is the sole shareholder of Wedge Alternatives (USA) Inc.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

c) Service Fees

Services fees are recognized when earned.

d) Depreciation

Equipment and furniture is stated at cost. Depreciation is computed using the straight-line method over its useful lives.

e) Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income of the Company is taxes to the member in its respective returns. However, the Company is subject to New York City unincorporated business tax based on its net income. Accordingly, the Company provides for unincorporated business taxes on a current basis, in addition to its share of income taxes as a result of its operations.

f) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

3. Equipment and Furniture

Equipment and furniture consists of the following:

Office equipment	$ 4,103
Furniture	2,953
	7,056
Less: Accumulated depreciation	(3,748)
	$ 3,308

Depreciation expense for the year ended December 31, 2008 was $1,811.

4. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal and local income tax purposes, but is subject to New York City unincorporated business taxes on its taxable income. The Company records its share of federal and local income taxes resulting from its operations. The following is a detail of income tax expense:

Federal	
Current	$ 3,983
Deferred	3,579
	$ 7,562
State and City	
Current	$ 2,327
Deferred	4,021
	$ 7,348
Total	$14,910

5. Related Party Transactions

The Company has a services agreement with Wedge Alternatives Inc. whereby the Company provides support and administrative services and is reimbursed at a rate of 110% of its costs and expenses.

For the year ended December 31, 2008 the Company earned $526,334 pursuant to the agreement and as of December 31, 2008, $39,780 is owed by Wedge Alternatives Inc. to the Company.

6. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $34,361, which was $29,361 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

7. Commitments

The Company leases its office space under a lease agreement expires August 31, 2009. The lease is guaranteed by a Managing Director of the Company. Monthly rental payments for the initial twelve months (commencing March 25, 2008) are $8,003 and $8,231 is payable monthly thereafter. In addition, the lease provides for additional payments for the Company's proportionate share of operating expenses and real property taxes. For the year ended December 31, 2008, rent expense aggregated $74,720.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Wedge Alternatives LLC
New York, New York

Our report on our audit of the basic financial statements of **Wedge Alternatives LLC** for the year ended December 31, 2008 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 17, 2009

WEDGE ALTERNATIVES LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Total member's equity		$129,350
Add allowable credits		
Deferred taxes payable		8,600
		137,950
Deduct non-allowable assets:		
Receivable from affiliate	$ 40,280	
Fixed assets, net	3,308	
Prepaid expenses	4,285	
Security deposit	45,664	
Prepaid income taxes	8,600	
Other assets	1,452	
		103,589
Net capital		$ 34,361
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 11,008
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 29,361
Percentage of aggregate indebtedness to net capital		32%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2008.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Wedge Alternatives LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Wedge Alternatives LLC** (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

The Company had net capital deficiency from June 30, 2008 through July 9, 2008. As of July 9, 2008, the Company had net capital deficiency of $7,113, which was corrected on July 10, 2008. The Company notified the SEC on July 21, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 17, 2009